United States securities and exchange commission logo





                          August 20, 2020

       Richard L. Soloway
       President and Chief Executive Officer
       NAPCO Security Technologies, Inc.
       333 Bayview Avenue
       Amityville, New York 11701

                                                        Re: NAPCO Security
Technologies, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 17,
2020
                                                            File No. 333-248078

       Dear Mr. Soloway:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Thomas
Jones at 202-551-3602 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Albert Lung